Exhibit 99.1

Key updates communicated during Q2 2022

30 June 2022

Key updates communicated during Q2 2022

  - As per our communications at the Q1 results, the AGM, the Deutsche Bank Financial Services conference and the Goldman Sachs European Financials conference we had a good start into the second quarter, with our operating businesses continuing to perform well and the trends seen in the first quarter continuing into the second; however, we remain mindful that the war in Ukraine, the inflation/interest rate outlook and broader macro-economic concerns have the potential to disrupt markets

Costs:

  - At the Q1 results, our senior management highlighted that we are highly focused on cost discipline and are working towards our cost/income ratio (CIR) target of 70% for 2022, but acknowledged that the environment remains challenging and that visible cost pressures have intensified
  - These messages were further reiterated at the Deutsche Bank Financial Services conference (31st May) and at the Goldman Sachs European Financials conference (9th June)
  - Specifically, unexpected costs, such as bank levies in the first quarter, higher compensation costs, and higher-than-anticipated control function and financial crime remediation costs continue to put upward pressure on expenses
  - There are also increased pressures related to inflation and costs to retain and attract talent, as we decided to continue with selected strategic hiring to support our growth agenda
  - At the Goldman Sachs European Financials conference, James von Moltke re-emphasised that although we have been focused on costs for the past several years in the transformation of the company, we have also been cognisant of not starving the group of investment. This is in line with the strategic direction we provided at the Goldman Sachs conference last year (10th June 2021)
  - Much of our investment focus is on regulatory and control remediation as well as enhanced technology investment. At the same time, we have been consciously shifting to a revenue-oriented investment portfolio
  - James von Moltke further reiterated that, despite near term pressures, we will not sacrifice long-term growth opportunities, as well as the important regulatory and control remediation investments, to meet short term targets
  - We continue to drive efficiency initiatives, both tactically to offset some of the immediate pressures we see, but also structurally, to better position the Group in the future, as we talked about at the IDD in March
  - The cost discipline that we have ingrained in the businesses and functions continues, as we look to our 2025 targets, which remain unchanged

Revenues:

  - At the IDD in March, we provided 2022 revenue guidance of € 26-27bn. Our first quarter revenues supported the plan and we indicated that we saw a bias to the high end of the range
  - At the AGM, Christian Sewing confirmed that we are confident in generating up to € 27bn for 2022
  - At the Goldman Sachs European Financials conference, James von Moltke confirmed that the trends we saw in the first quarter continued into the second quarter. Furthermore, in Q2, we expect the revenue performance in the core operating businesses in terms of year-on-year growth rates to be in line with or better than the year-on-year growth rates we saw in Q1 2022
  - James von Moltke also updated the NII guidance for 2022: compared to € 400m previously disclosed, we now expect about € 600m of interest revenue benefit from the interest rate curve relative to 2021, assuming a static balance sheet as of 31st December 2021. This supports our 2022 revenue guidance of € 26-27bn, again with a bias to the high end
  - In Corporate and Other (C&O), we are also seeing a continuation into Q2 of the trends that we talked about in Q1. Movements in interest rate curves, FX and credit spreads, as well as higher volatility and basis changes impact revenues in treasury from the risks in our balance sheet that we hedge centrally. Although economically hedged, this creates a temporary accounting mismatch (Valuation and Timing). The impact of Valuation and Timing differences was a drag in total in C&O of about € 300m in the first quarter and we expect a broadly similar result in Q2
  - James von Moltke outlined that the revenue impact of Valuation and Timing differences would be expected to be recovered over time through changes in markets or through the pull to par, which has moved from being modestly positive at the beginning of the year to being very positive

Provision for credit losses:

  - As per our Q1 earnings report, we updated our loss provision guidance for the full year 2022 to around 25 basis points, as a percentage of our anticipated average loans
  - This was reflective of the war in Ukraine and a general slowdown in the economic environment. We also note increased uncertainty with respect to potential impacts from energy supply risks in Europe
  - We remain committed to our stringent underwriting standards and our tight risk management framework

CET1 ratio:

  - At the Q4 2021 results, our senior management indicated that we expect our CET1 ratio to decline in the first quarter of 2022 with some variability during the rest of the year, for example from pending regulatory decisions on RWA models
  - The current focus is to deliver on our guidance for the year-end of ~13%, acknowledging that this means building capital throughout the year. We assume the majority to likely come in the second half of the year, based on organic earnings growth, while supporting the balance sheet growth that is in our planning
  - We re-iterated that ambition at the various speaking engagements undertaken in the first six months of the year

Issuance highlights:

  - $ 0.5bn 3yr senior preferred bond issued on 10th May, which represents DB’s second D&I bond, another meaningful outcome in support of minority owned / managed firms
  - € 0.5bn green 6NC5 senior non-preferred debt issued on 17th May realizing a “Greenium” of 22 basis points versus conventional bonds, leading to lower costs
  - £ 650m 4NC3 senior non-preferred debt issued on 17th May, further diversifying our investor base in Sterling market
  - € 0.8bn 15yr Pfandbrief (German Covered Bond) issued on 27th June , DB’s first Pfandbrief since Covid-19 and the longest tenor issued by DB in this instrument class

Next significant events:

  - 27th July, 2022 – Q2 2022 results
  - 29th July, 2022 – Q2 2022 results – Fixed Income Call

Disclaimer

This document contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the US Securities and Exchange Commission (SEC). Such factors are described in detail in our most recent US SEC Annual Report on Form 20-F under the heading “Risk Factors”. Copies of this document are available upon request or can be downloaded from www.db.com/ir.